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Exhibit 99.(a)(5)(B)

NEWS RELEASE

Company Contact: Ulrich Gottschling Chief Financial Officer SRS Labs, Inc. Tel 949-442-5596 ir@srslabs.com	Matt Glover Investor Relations Liolios Group Tel 949-574-3860 info@liolios.com

SRS Labs, Inc. Commences $10 Million Dutch Auction Tender Offer

Santa Ana, CA, August 29, 2008—SRS Labs, Inc. (Nasdaq: SRSL) announced today that it has commenced its previously announced "Dutch auction" tender offer for up to $10 million in value of its common stock at a price within (and including) the range of $5.75 to $6.50 per share, which may allow up to 1,739,130 shares, or approximately 11 percent of the Company's outstanding common stock, to be acquired through the tender offer. On August 28, 2008, the last trading day preceding the commencement of the tender offer, the closing sales price of the Company's common stock was $5.90 per share. The tender offer will expire at 5:00 p.m. New York City time, on September 29, 2008, unless extended by the Company.

The modified Dutch auction tender offer allows stockholders to indicate how many of their shares and at what price within the $5.75 to $6.50 range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering stockholders, SRS will select the lowest single per share purchase price within the range that will enable it to purchase up to $10 million in value of its common stock, or a lower amount depending on the number of shares that are properly tendered. All shares purchased by the Company in the tender offer will be purchased at the same price, even if stockholders selected a lower price at which to sell. SRS will not purchase any shares tendered at a price above the determined purchase price. The Company's Board of Directors and its executive officers do not intend to participate in the tender offer.

The Company's Board of Directors approved the tender offer. However, neither the Company nor its Board of Directors, nor the dealer manager, depositary or the information agent makes any recommendation to stockholders as to whether or not to tender their shares. Stockholders are urged to evaluate carefully all information regarding the tender offer and consult their own investment and tax advisors before making a decision to tender their shares and, if so, how many shares to tender and at what price or prices to tender them.

Tender offer materials, including the Offer to Purchase, letter of transmittal, and related documents, are being distributed to stockholders and are being filed with the Securities and Exchange Commission today. Tenders of SRS common stock must be made in accordance with the terms and conditions described in the Offer to Purchase and made prior to the expiration of the tender offer. Tenders of shares may also be withdrawn prior to the expiration of the tender offer.

SRS Labs, Inc. 2909 Daimler Street, Santa Ana, CA 92705    Tel 949-442-1070
Fax 949-852-1099    www.srslabs.com

Craig-Hallum Capital Group LLC is acting as the dealer manager for the tender offer and the information agent is Laurel Hill Advisory Group, LLC. The depositary for the tender offer is American Stock Transfer & Trust Company. For questions or information regarding the tender offer, please call the information agent at (888) 742-1305 (toll-free) or at (917) 338-3181 (for banks and brokers).

This announcement is neither an offer to purchase or a solicitation of an offer to sell shares of SRS common stock. The solicitation of offers to buy shares of SRS common stock will only be made pursuant to the Offer to Purchase dated August 29, 2008 (as may be amended or supplemented), the related letter of transmittal, and other related documents that SRS is sending to its stockholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. All of the materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's website at www.sec.gov and from the information agent.

About SRS Labs, Inc.

Founded in 1993, SRS Labs is the industry leader in audio signal processing for consumer electronics. Beginning with the audio technologies originally developed at Hughes Aircraft, SRS Labs holds over 150 worldwide patents and is recognized by the industry as the foremost authority in research and application of human auditory principals. Through partnerships with leading global CE companies, semiconductor manufacturers and software partners, SRS audio, surround sound and voice processing technologies have been included in over one billion electronic products sold worldwide including HDTVs, mobile phones, portable media devices, PCs and automotive entertainment. In fact, SRS Labs is the de-facto standard of HDTV audio processing with nine of the top ten name brand flat panel TVs featuring SRS technology. Additionally, SRS Labs surround sound solutions provide the professional broadcast and recording industries with high-performance production, back-haul, storage, and transmission capability. SRS Labs supports manufacturers worldwide with offices in the US, China, Europe, Japan, Korea and Taiwan. For more information, visit www.srslabs.com.

Safe Harbor Statement: All statements included in this press release other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on the Company's current expectations, estimates and projections about the Company, management's beliefs, and certain assumptions made by the Company, and events beyond the Company's control, all of which are subject to change. Such forward-looking statements include, but are not limited to, statements relating the Company's Dutch auction tender offer. These forward-looking statements are not guarantees of future results or the commitments made by the Company herein, and they are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. The risks and uncertainties referred to above include, but are not limited to, the sales price of the Company's common stock, the stockholder's interest in participating in the tender offer, the review of this matter by the SEC, the Company's proposed cash requirements and future prospects and results of operations, and current market and economic conditions, as well as such other factors described in the Company's filings with the SEC. The forward-looking statements in this press release speak only as of the date they are made. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

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  Exhibit 99.(a)(5)(B)
SRS Labs, Inc. Commences $10 Million Dutch Auction Tender Offer